UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-9804

CENTEX CORPORATION SAVING

FOR RETIREMENT PLAN

(Exact name of registrant as specified in its charter)

c/o PulteGroup, Inc.

100 Bloomfield Hills Parkway, Suite 300,

Bloomfield Hills, Michigan 48304

(248) 647-2750

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Plan Interests

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports Under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑

Approximate number of holders of record as of the certification or notice date: 0*

*The Centex Corporation Saving for Retirement Plan merged into the Pulte Homes, Inc. 401(k) Plan effective January 1, 2010, therefore, Plan interests thereunder are exempt from registration. Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities and Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934 the Centex Corporation Saving for Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CENTEX CORPORATION SAVING FOR RETIREMENT PLAN
By: PulteGroup, Inc., as Plan Administrator

Date: March 23, 2010	By:	/s/ James R. Ellinghausen
James R. Ellinghausen
Executive Vice President, Human Resources